UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to             .

Commission file number 1-12383

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Rockwell Automation Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Rockwell Automation, Inc., 1201 South 2nd Street, Milwaukee, Wisconsin 53204

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Rockwell Automation Retirement Savings

Plan Employees and Participants therein:

We have audited the accompanying statements of net assets available for benefits of Rockwell Automation Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin

June 21, 2012

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS
Investment in Master Trust, at fair value (Note 3)	$2,234,891,368	$2,229,245,044
RECEIVABLES
Notes receivable from participants	15,812,584	14,920,816
Employer contributions	2,429,209	—

Total Receivables	18,241,793	14,920,816

Total assets	2,253,133,161	2,244,165,860
Adjustment from fair value to contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(20,228,252)	(13,804,890)

NET ASSETS AVAILABLE FOR BENEFITS	$2,232,904,909	$2,230,360,970

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$2,230,360,970	$2,011,708,924

ADDITIONS:
Income:
Interest in income of Master Trust	17,496,384	315,764,526
Interest on notes receivable from participants	733,063	849,003

Total income	18,229,447	316,613,529

Contributions:
Employer	19,751,835	15,195,798
Employee	62,949,800	54,846,428

Total contributions	82,701,635	70,042,226

Total additions	100,931,082	386,655,755

DEDUCTIONS:
Payments to participants or beneficiaries	170,377,744	166,976,130
Administrative expenses	667,553	368,084

Total deductions	171,045,297	167,344,214

NET (DECREASE) INCREASE BEFORE TRANSFERS	(70,114,215)	219,311,541
NET TRANSFERS BETWEEN AFFILIATED PLANS	72,658,154	(659,495)

NET INCREASE	2,543,939	218,652,046

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,232,904,909	$2,230,360,970

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following brief description of the Rockwell Automation Retirement Savings Plan (the “Plan”) (formerly Rockwell Automation Retirement Savings Plan for Salaried Employees) is provided for general information purposes only. Participants should refer to the Summary Plan Description and Plan document for more complete information.

a.	General—The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Fidelity Management Trust Company (the “Trustee”) is the trustee of the Rockwell Automation, Inc. Defined Contribution Master Trust (the “Master Trust”). The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants in the Plan may invest in a suite of twelve target date funds, nine core investment options and a brokerage option. In addition, the Rockwell Automation Stock Fund was available in 2011 and 2010 and is specific to the Plan.

b.	Participation—The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50% of base compensation, as defined in the Plan document. However, contributions by highly compensated participants are limited to 16% of the participant’s base compensation. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation.

Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed by the participants. Prior to January 1, 2011, Rockwell Automation could make a discretionary profit sharing contribution to the Plan on an annual basis on behalf of certain Rockwell Software, Inc. (“Rockwell Software”) participants. This contribution, if made, was the only employer contribution Rockwell Software participants received. With the exception of profit sharing contributions on behalf of certain Rockwell Software participants, all Rockwell Automation contributions are made to the Rockwell Automation Stock Fund. Rockwell Software profit sharing contributions are made to the funds consistent with the participant’s investment election for employee contributions to the Plan. Effective January 1, 2011, the profit sharing contribution to certain Rockwell Software participants was eliminated. Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed to the Plan by the Rockwell Software participants. Participants may elect to transfer a portion or all of their holdings in the Rockwell Automation Stock Fund to one or more of the other investment funds.

Effective July 1, 2010, the Company closed participation in the Rockwell Automation Pension Plan to certain employees hired after June 30, 2010. The affected employees became eligible for a Non-Elective contribution to the Plan. The Non-Elective contribution is based on age and years of service as of December 31 each year and ranges from 3% to 7% of eligible compensation. The contribution is paid by Rockwell Automation annually, at the end of the first quarter of the following calendar year. These participants are also eligible for the matching contribution of 50% of the first 6% of base compensation contributed to the Plan by the participants. The contribution schedule for the Non-Elective contribution is as follows:

Age + Years of Service	Company Contribution in % of Compensation
< 40	3%
40 to 59	4%
60 to 79	5%
80 +	7%

c.	Investment Elections—Participants may contribute to any or all of the funds that are available for investments in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions were made to one of the Pyramis Index Lifecycle Funds during 2011 and one of the Fidelity Freedom K Funds during 2010, based on the participant’s projected retirement date.

d.	Unit Values—Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or losses from investments, as the case may be, with the number of units properly attributable to each participant.

e.	Vesting—Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions, non-elective contributions and earnings are vested after the participant has completed three years of vesting service, as defined in the Plan document.

f.	Notes Receivable From Participants—A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% as of the last day of the month before the loan is requested. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

f.	Forfeitures—When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2011 and 2010, forfeited nonvested accounts totaled $81,841 and $185,057, respectively. During the years ended December 31, 2011 and 2010, Rockwell Automation’s contributions were reduced by $508,523 and $868,586, respectively, from forfeited nonvested accounts.

h.	Plan Termination—Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan and to suspend contributions to the Plan in accordance with ERISA. If the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.	Withdrawals and Distributions—Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants may also withdraw certain amounts when financial hardship is demonstrated. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses—Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Valuation of Investments—The Plan has an interest in the net assets of the Master Trust. The net assets of the Master Trust are stated at fair value. Benefit-responsive investment contracts held in the Master Trust are then adjusted and stated at contract value. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (the “Stable Value Fund”) held by the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date.

b.	Notes Receivable From Participants—Notes receivable from participants are valued at their unpaid principal balance plus any accrued interest.

c.	Fair Value Measurements—Accounting Standards Codification (“ASC”) Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1—Valuation based on quoted prices in active markets for identical assets or liabilities that the Master Trust has the ability to access. Since the valuation is based on quoted prices that are readily and regularly available in the active market, valuation of these investments does not entail a significant degree of judgment.

Level 2—Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. Valuation methodology for these assets include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Valuation based on inputs that are unobservable and significant to the overall fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

d.	Use of Estimates—Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

e.	Payment of Benefits—Benefits are recorded when paid.

f.	Risks and Uncertainties—The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

g.	Subsequent Events – Management has evaluated the impact of all subsequent events through June 21, 2012, the date the Plan’s financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

3.	MASTER TRUST

The Plan’s investments are held in the Master Trust account at the Trustee. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Cash	$—	$192,228
Money market fund	37,851,010	10,439,504
Common stocks	655,762,776	717,492,067
Mutual funds	233,524,768	851,405,336
Brokerage accounts	31,595,001	26,389,927
Corporate debt investments	19,450,660	14,832,924
Asset and mortgage backed securities	28,287,534	25,159,382
U.S. government securities	6,532,385	3,094,743
Other fixed income investments	3,367,830	3,122,209
Investments in common collective trusts:
Fidelity U.S. Equity Index Commingled Pool	92,518,601	92,824,020
Mellon Rockwell EB Daily Fund	27,768,341	31,111,912
Pyramis Index Lifecycle Funds	552,561,610	—
Stable Value Fund – guaranteed investment contracts	547,371,962	532,448,255

Total investments at fair value	2,236,592,478	2,308,512,507
Accrued (loss) income	(98)	121
Accrued fees	(400,048)	(394,349)
Pending trades, (net)	1,118,325	(496,022)

Net assets at fair value	2,237,310,657	2,307,622,257
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,242,408)	(14,926,893)

Net assets	$2,217,068,249	$2,292,695,364

The following is a description of the valuation methodologies used for the Master Trust’s investments measured at fair value. There have been no changes in the methodologies during the years ended December 31, 2011 and 2010.

Money market fund—Valued at cost, which approximates the fair value of the net asset value of shares held at year end.

Common stocks—Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds—Valued at the net asset value of shares held at year end.

Brokerage accounts–Valued at the most recent closing price reported on the market on which the individual securities are traded.

Corporate debt investments—Valued at the most recent closing price reported on the market on which the individual securities are traded.

Asset and mortgage backed securities and other fixed income investments – Valued at the most recent closing price reported on the market on which individual securities are traded.

U.S. government securities—Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust; Stable Value Fund—Valued at fair value, based on information provided by the trustee, by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end. The fair value of the interests in the stable value fund is based upon the net asset value of the fund reflecting all investments at fair value, including interests in fully benefit-responsive contracts as reported by the fund’s manager. The investment objective of the stable value fund is to provide for preservation of capital, stability and predictability of returns.

Common collective trusts; Other—Valued at the net asset value of shares held at year end.

The common collective trust funds, other than the stable value fund, are valued at the unit value, as reported by the fund manager based on the fair value of the underlying investments. The investment objective of the funds is to match the performance, adjusted for investment fees, of the S&P 500 index (Fidelity U.S. Equity Index Commingled Pool), the Russell 2000 Index (Mellon Rockwell EB Daily Fund), and a custom target date fund index (Pyramis Index Lifecycle Funds).

All common collective funds provide daily liquidity, therefore the redemption frequency is immediate for the participant, with no redemption notice period. The funds do not have any unfunded commitments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the fair value of the Master Trust’s investments as of December 31, 2011 and 2010:

Investments at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Money market fund	$—	$37,851,010	$—	$37,851,010
Common stocks	655,762,776	—	—	655,762,776
Mutual funds	233,524,768	—	—	233,524,768
Brokerage accounts	—	31,595,001	—	31,595,001
Corporate debt	—	19,450,660	—	19,450,660
Asset and mortgage backed securities	—	28,287,534	—	28,287,534
U.S. government securities	6,532,385	—	—	6,532,385
Other fixed income investments	—	3,367,830	—	3,367,830
Common collective trusts	—	672,848,552	547,371,962	1,220,220,514

Total Master Trust investments	$895,819,929	$793,400,587	$547,371,962	$2,236,592,478

Investments at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total
Cash	$192,228	$—	$—	$192,228
Money market fund	—	10,439,504	—	10,439,504
Common stocks	717,492,067	—	—	717,492,067
Mutual funds	851,405,336	—	—	851,405,336
Brokerage accounts	—	26,389,927	—	26,389,927
Corporate debt	—	14,832,924	—	14,832,924
Asset and mortgage backed securities	—	25,159,382	—	25,159,382
U.S. government securities	3,094,743	—	—	3,094,743
Other fixed income investments	—	3,122,209	—	3,122,209
Common collective trusts	—	123,935,932	532,448,255	656,384,187

Total Master Trust investments	$1,572,184,374	$203,879,878	$532,448,255	$2,308,512,507

The table below sets forth a summary of changes in fair market value of the Master Trust’s level 3 investments for the years ended December 31, 2011 and 2010:

	Common collective trust – Stable Value Fund December 31, 2011	Common collective trust – Stable Value Fund December 31, 2010
Balance, beginning of year	$532,448,255	$531,083,774
Change in adjustment to fair value from contract value	5,315,515	8,385,658
Sales	(93,213,891)	—
Purchases	91,109,084	—
Interest	12,828,619	—
Fees	(1,115,620)	—
Purchases, sales, issuances, and settlements, net	—	(7,021,177)

Balance, end of year	$547,371,962	$532,448,255

The Plan offers a Stable Value Fund option which, through the Master Trust, invests primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are fully benefit-responsive and are designed to allow the Stable Value Fund to maintain a constant net asset value (“NAV”) and to protect the funds in extreme circumstances. The contracts accrue interest using a formula called the “crediting rate.” The contracts use the crediting rate formula to convert fair value changes in the covered assets into income distributions in order to minimize the difference between the fair and contract value of the covered assets over time. Using the crediting rate formula, an estimated future fair value is calculated by compounding the fund’s current fair value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future fair value with the fund’s current contract value. Crediting rates are reset quarterly. The contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting interest rate for the Stable Value Fund was 2.29% and 2.38% at December 31, 2011 and 2010, respectively. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2011 and 2010 was 2.25% and 2.45%, respectively.

The fair value of the Stable Value Fund equals the fair value of the underlying assets in the related common collective trust fund reported to the Plan by the Trustee. In determining the net assets available for benefits, the Stable Value Fund is recorded at contract value. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

An issuer may terminate a contract at any time. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the Trustee may elect to keep the wrap contract in place until such time as the fair value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if the Trustee’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

The Plan’s interest in the Stable Value Fund was approximately 100% and 92% at December 31, 2011 and 2010, respectively.

The net investment income of the Master Trust for the years ended December 31, 2011 and 2010 is summarized as follows:

	2011	2010
Interest	$11,576,995	$12,711,688
Dividends	20,153,405	24,167,763
Net appreciation (depreciation) in fair value of investments:
Common stocks	22,333,954	173,587,324
Mutual funds	(56,836,391)	88,692,897
Debt investments	3,950,981	4,377,811
Investment in common collective trust –
Fidelity U.S. Equity Index Commingled Pool	1,945,750	12,208,149
Mellon Rockwell EB Daily Fund	(402,635)	5,414,708
Pyramis Index Lifecycle Funds	19,791,758	—
Brokerage accounts	(1,443,579)	2,877,593

Net investment income	$21,070,238	$324,037,933

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, was approximately 100% at December 31, 2011 and 97% at December 31, 2010. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation in 2011 and 2010.

The Master Trust’s investments that exceeded 5% of net assets as of December 31, 2011 and 2010 are as follows:

Description of Investment	2011	2010
Stable Value Fund	$547,371,962	$532,448,255
Rockwell Automation, Inc. Common Stock	297,298,615	334,856,657
Pyramis Index Lifecycle 2020 Class X	128,126,324	—
Fidelity International Discovery K Fund	—	115,502,146
Fidelity Freedom K 2020 Fund	—	132,816,947

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund for the years ended December 31, 2011 and 2010 is as follows:

	2011	2010
Net Assets, Beginning of Year*	$240,908,908	$167,892,435

Changes in net assets:
Contributions	17,287,336	15,657,409
Dividends	4,647,996	4,376,583
Net appreciation in fair value	10,676,721	84,875,499
Benefits paid to participants	(14,124,027)	(12,496,963)
Administrative expenses	(3,514)	(41,282)
Transfers	(41,071,108)	(19,354,773)
Adjustments	(521,453)	—

Total changes in net assets	(23,108,049)	73,016,473

Net Assets, End of Year*	$217,800,859	$240,908,908

*	These net assets are included in the Master Trust.

5.	TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed Rockwell Automation by letter dated September 28, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

6.	RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds and lifecycle funds managed by Fidelity Management Trust Company. Fidelity is the trustee and recordkeeper as defined by the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2011 and 2010, the Master Trust held 4,052,046 and 4,669,595 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $74,987,404 and $68,144,899, respectively, and a fair value of $297,298,615 and $334,856,657, respectively.

During 2011 and 2010, dividends on Rockwell Automation common stock, held in the Master Trust, paid and/or credited to eligible plan participants’ accounts totaled $6,451,575 and $6,193,369, respectively.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(l) of the 2011 Form 5500 Schedule H, Part I is presented below.

	2011	2010
Net assets available for benefits reported in the financial statements	$2,232,904,909	$2,230,360,970
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	20,228,252	13,804,890

Net assets reported on Form 5500	$2,253,133,161	$2,244,165,860

Reconciliation of total additions to plan assets reported in the financial statements to the total income reported on line 2(d) of the 2011 Form 5500 Schedule H, Part II is presented below.

2011
Total additions reported in the financial statements	$100,931,082
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	6,423,362

Total income as reported on Form 5500	$107,354,444

8.	PLAN MERGER AND TERMINATION

Effective July 21, 2011, the Rockwell Automation Retirement Savings Plan for Hourly Employees, the Rockwell Automation Savings and Investment Plan for Represented Hourly Employees, and the Rockwell Automation Retirement Savings Plan for Represented Hourly Employees (the “Merged Plans”), three separate affiliated plans, merged with and into the Plan, resulting in the termination of the Merged Plans. All of the assets of the Merged Plans ($72,875,815) were transferred to the Plan as of the July 21, 2011 merger date.

9.	SUBSEQUENT EVENTS

Effective January 1, 2012, the Plan was amended to add a Roth 401(k) after-tax option for participant contributions. Participants will now be able to choose to contribute to a traditional pre-tax option, traditional after-tax option, Roth 401(k) after-tax option, or a combination of the three.

Effective June 4, 2012, participants can elect to use the investment services of an independent investment advisor (Financial Engines, Inc.). Financial Engines, Inc. offers two services—online advice for no direct fee and professional managagement for a fee. Professional management allows Financial Engines, Inc. to direct the allocation of the balance in the individual participant’s account among the various investment options offered by the Plan. Participants can opt out of the Financial Engines, Inc. programs or change their investment options at any time through the Trustee.

* * * * *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR),

DECEMBER 31, 2011

EIN 25-1797617

PLAN NUMBER 008

Column A	Column B	Column C	Column D	Column E
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Cost	Current Value

*	Fidelity Management Trust Company	Rockwell Automation, Inc. Defined Contribution Master Trust	$1,863,501,356	$2,234,891,368

*	Various participants	Notes Receivable From Participants; rates ranging between 3.25% and 10.25%, due 2012 to 2024	—	15,812,584

	Total assets (held at end of year)		$1,863,501,356	$2,250,703,952

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN

By	/s/ Teresa E. Carpenter
Teresa E. Carpenter
Plan Administrator

Date: June 21, 2012

Exhibit A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-149581 of Rockwell Automation, Inc. on Form S-8 of our report dated June 21, 2012, appearing in this Annual Report on Form 11-K of Rockwell Automation Retirement Savings Plan for the year ended December 31, 2011.

Milwaukee, Wisconsin

June 21, 2012